March 23, 2001


Global Sources Limited
Attn: President
1055 Parsippany Blvd., Suite 106
Parsippany, N.J. 07054


Dear Mr. President:

                  This letter agreement amends that certain stock purchase agreement dated as of February 1, 2000 (the "Stock Purchase Agreement") by and among Global Sources Limited, a Delaware corporation (the "Company"), M&S Corporate Holdings, Inc., a New Jersey corporation ("Investments"), Peter Maher and Raymond Schwartz. Except as otherwise provided herein, the Stock Purchase Agreement shall remain in full force and effect.

                  The undersigned hereby acknowledges and confirms, that the initial keepwell guarantee and the anniversary keepwell guarantee (the "Keepwell Guarantees") referenced in Article I of the Stock Purchase Agreement and, more specifically, in Sections 1.05, 1.06 and 1.07 of the Stock Purchase Agreement, relating to the stock of the Company received by Peter Maher and Raymond Schwartz pursuant to the terms of the Stock Purchase Agreement, shall not become effective until a date that is one year later than the date on which they are to become effective pursuant to the terms of the Stock Purchase Agreement.

                  The undersigned hereby further acknowledges and confirms that the change of the date on which the Keepwell Guarantees are to become effective does not constitute a default under the Stock Purchase Agreement, and to the extent that such a default should be found to have occurred, the undersigned hereby waives any and all rights and remedies that may have arisen in the past, or may arise in the future, as a result of such default.

                                                Very truly yours,


                                            /s/ Peter Maher and Raymond Schwartz
                                                Peter Maher and Raymond Schwartz